UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69440

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SI Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

135 MADISON AVENUE, 5TH FLOOR
(No. and Street)

NEW YORK	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHRISTOPHER MEYERS	(212) 668-8700	cmeyers@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/08/2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ryan Felt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SI SECURITIES, LLC, as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GINGER STROUD
Notary Public - State of New York
NO. 01ST6172952
Qualified in Richmond County
My Commission Expires 8/13/23

Notary Public

Signature:

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SI Securities, LLC (A Wholly Owned Subsidiary of Pluto Holdings, LLC)

Statement of Financial Condition

As of and for the Year Ended December 31, 2022

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934

Contents

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors of the Member of SI Securities, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of SI Securities, LLC (the "Company") (a wholly owned subsidiary of Pluto Holdings, LLC), as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Mazars USA LLP

Woodbury, NY
March 29, 2023

Statement of Financial Condition
December 31, 2022

ASSETS		
Cash and cash equivalents	$	7,150,012
Investments in privately held companies, at fair value (cost $2,271,431)		915,103
Accounts receivable		4,477
Clearing deposits		10,039
Prepaid expenses and other assets		67,031
TOTAL ASSETS	$	8,146,662
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	137,693
Due to affiliates		5,675,022
TOTAL LIABILITIES		5,812,715
MEMBER'S EQUITY		2,333,947
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	8,146,662

See Notes to Accompanying Financial Statement.

Notes to Financial Statement
December 31, 2022

1. Organization and Nature of Business

SI Securities, LLC (the “Company”) was organized as a limited liability company on February 26, 2013 under the laws of the State of New York. Effective October 7, 2014, the Company registered with the Securities and Exchange Commission ("SEC") as a broker dealer, and also became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly owned by Pluto Holdings, LLC (the "Member"), a subsidiary of Circle LLC. The Company operates from its office located in Boston and primarily receives investment banking fees for raising capital for small businesses.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statement is prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions. There are no cash equivalents at December 31, 2022.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in high quality institutions in order to minimize risk relating to exceeding insured limits. At December 31, 2022, the amount in excess of federally insured limits is approximately $6,900,012.

The Company maintains a segregated account, which is used solely for the benefit of its customers. As of December 31, 2022, this account had a zero balance and there were no amounts due to customers.

c) Revenue From Contracts with Customers

Performance Obligations
Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment banking fees for services in private placements are generally recorded at the time the transaction is completed as this is when the customer has obtained control over the promised good or service. If contractual arrangements provide for a fee in the absence of closing, fees are recorded when earned. In some instances, as compensation in lieu of cash, the Company may receive convertible notes, crowd notes, equity or warrants in the company they are assisting in raising investor capital. These investments in privately held companies that are received in lieu of cash are deemed illiquid securities without a publicly traded market. This compensation is recognized when the transaction is completed as this is when the customer has obtained control over the promised good or service. These amounts are included in investment banking fees on the statement of operations, at estimated fair market value as of the date earned.

For the year ended December 31, 2022, certain investment banking revenue was received in the form of investments in privately held companies.
Transaction processing fees are earned for facilitating the transfer of investor capital to an issuer. Transaction processing fees are recognized as subscriptions from investors are received.

Expense reimbursement revenues are agreed upon and received from clients to reimburse the Company for expenses it incurs to complete a successful transaction. In the event a successful transaction closes, and the Client has agreed to reimburse the Company for these expenses, the Company earns the expense reimbursement revenue at the close of the transaction.

Other income consists of mostly referral fee income. The Company refers private placements to an overseas brokerage firm for which the Company receives a percentage of the fees earned from a successful transaction. Referral fees for services in private placements are generally recorded at the time the transaction is completed.

The Company has not incurred costs to obtain customer contracts.

Accounts Receivable

The accounts receivable balance in the statement of financial condition represents investment banking fees from customers in connection with private placement services. The accounts receivable balance as of January 1, 2022 was $152,327. The accounts receivable balance as of December 31, 2022 was $4,477.

Allowance Policy

Management provides for probable uncollectible amounts through a charge to bad debt expense and a credit to bad debt reserve based on its assessment of the current collectability status of accounts, under the current expected credit loss model. During 2022, the Company recognized a net bad debt expense of $5,195, which is included in office and other in the statement of operations. The allowance for doubtful accounts at December 31, 2022 was $0.

Notes to Financial Statement
December 31, 2022

Significant Customer

For the year ended December 31, 2022, 59% of gross revenues was derived from three customers, who made up 31%, 15% and 13% of gross revenue, respectively. One customer made up 100% of the accounts receivable balance on December 31, 2022.

d) Income Taxes

In December 2019, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2019-12, Income Taxes (Topic 740) to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for the other areas of Topic 740 by clarifying and amending existing guidance. The Company is a disregarded entity and has adopted the guidance in ASU 2019-12 and therefore has not reflected federal, state, or city taxes for the year ended December 31, 2022.

The Company has adopted the tax provisions of Accounting for Uncertain Income Taxes which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statement and provides guidance on de-recognition, classification, and interest and penalties. Under this guidance, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Parent remains subject to U.S. federal, state, and local income tax audits for the tax years 2019 through 2022. There are no deferred tax assets or liabilities recognized in the accompanying statement of financial condition as amounts are deemed to be immaterial and are not expected to have any future tax consequence.

e) Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

f) Investments in privately held companies

Investments in privately held companies are investments in which the Company has less than a 20% interest and does not have the ability to exercise significant influence. The carrying value of these investments are $915,103, with the difference from initial value recorded as unrealized gains on the statement of operations during the year ended December 31, 2022. The initial value is determined by using the valuation arrived at when the private placement transaction initially takes place, which is when the Company initially earns the investment in privately held companies. Management evaluates subsequent share issuances and other data to evaluate whether any fair value adjustments are necessary.

3. Indemnifications and uncertainties

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

4. Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value that clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level within the fair value hierarchy of any input that is significant to the fair value measurement.

Notes to Financial Statement
December 31, 2022

4. Fair Value Measurements (Continued)

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2022:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Convertible & Crowd Notes			$ 471,292	$ 471,292
Equity Investments	$ -	$ -	$ 443,811	$ 443,811
Total Investments in Privately Held Companies	$ -	$ -	$ 915,103	$ 915,103

Level 3 investments are valued based on inputs that are unobservable and significant to the overall fair value measurement. Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when observable inputs are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of the fair value requires more judgement. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgement exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In some cases, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In such cases, the fair value measurement is generally categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The following table summarizes the valuation techniques (and significant unobservable inputs) used for the Company's investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2022:

Assets (at fair value)	Fair value at December 31, 2022	Valuation Techniques	Unobservable inputs
Convertible & Crowd Notes	$ 471,292	Most recent financing round	N/A
Convertible & Crowd Notes	$ -	Forfeiture rate analysis	N/A
Equity Investments	$ 443,811	Most recent financing round	N/A
Equity Investments	$ -	Forfeiture rate analysis	N/A

The following table represents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of

Balance, January 1, 2022	$ 1,866,383
Receipts of equity investments as fee revenue	475,725
Receipts of convertible & crowd notes as fee revenue	108,794
Return of capital on investment	(35,356)
Unrealized loss on investments	(1,450,455)
Realized loss on investments	(49,988)
Balance, December 31, 2022	$ 915,103

Notes to Financial Statement
December 31, 2022

5. Related Party Transactions

The Company has entered into an expense sharing arrangement with its affiliates and incurs a monthly allocation of rent, wages and overhead costs from these affiliates. This allocation was determined based upon the square footage needed by the Company to operate and the utilization of employee personnel to effectively manage the activities of the Company. As of December 31, 2022 the intercompany balance owed to the affiliates was $5,675,022 in accordance with a written expense sharing agreement with the Member. Total costs included:

Stock Based Compensation
Circle LLC awards its employees with stock of its own company. The expense associated with this stock based compensation is allocated to the Company through the expense sharing agreement with the Member. The Company recognizes this as an expense, payable to the Member.

Technology Expenses
In connection with the completion and execution of private placement offerings, the Company licenses certain intellectual property and technology tools from SI Technologies, an affiliated entity, through the expense sharing agreement with the Member.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. Net capital and aggregate indebtedness changes from moment to moment. At December 31, 2022, the Company had net capital of $1,347,336, which was $959,822 in excess of its required net capital of $387,514. The Company's aggregate indebtedness to net capital ratio was 431.42% at December 31, 2022.

7. Exemption from the Customer Protection Rule

The Company claims an exemption to SEA Rule 15c3-3 under section k(2)(i). Under this exemption, the Company maintains a bank account "for the exclusive benefit of customers" which is not subject to liens for the purposes of protecting customers' assets from liabilities of the Company. In order to maintain the exemption, the Company must promptly remit all customer funds that are received by noon the following business day to an escrow agent or other designated control location.

8. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2023 and March 29, 2023, which is the date the Financial Statement were available to be issued, for possible disclosure and recognition in the Financial Statement.